SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

I. FINANCIAL INFORMATION
A. Financial Statements
Unaudited Consolidated Balance Sheets	2
Unaudited Consolidated Statements of Operations	4
Unaudited Condensed Consolidated Statements of Cash Flows	5
Unaudited Condensed Consolidated Statement of Shareholders’ Equity	6
Notes to Unaudited Condensed Consolidated Financial Statements	7
B. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview	22
Results of Operations	22
Segment Analysis	30
Changes in Financial Condition	37
Forward-Looking Statements	41
C. Quantitative and Qualitative Disclosures About Market Risk
Exchange Rate Risk	43
Interest Rate Risk	43
D. Internal Controls and Procedures	46

II. OTHER INFORMATION
A. Legal Proceedings	47
B. Risk Factors	47
C. Use of Proceeds	47
D. Submission of Matters to a Vote of Security Holders	48
E. Exhibits	49
Exhibit 4.1

i

     Telvent GIT, S.A. (the “Company”), a Spanish corporation, is an information technology company engaged in securing a sustainable and secure world and specialized in providing high value added products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global IT Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     We are furnishing the information included in this Form 6-K pursuant to our agreement with the underwriters of the initial public offering of our ordinary shares, pursuant to a Registration Statement on Form F-1 dated October 21, 2004, that we would quarterly furnish to the U.S. Securities and Exchange Commission (“SEC”) and post on our website for a period of three years a Form 6-K that includes financial statements prepared and presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and substantially the same other information required by a Form 10-Q.

I. FINANCIAL INFORMATION
A. Financial Statements
TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€59,819	€69,232
Restricted cash	—	8,045
Other short-term investments	259	386
Derivative contracts	2,963	2,814
Accounts receivable (net of allowances of € 2,809 as of June 30, 2007 and € 2,719 as of December 31, 2006)	154,422	144,763
Unbilled revenues	175,103	101,317
Due from related parties	12,027	47,958
Inventory	19,526	19,274
Other taxes receivable	13,150	13,258
Deferred tax assets	7,560	3,692
Other current assets	4,593	7,016

Total current assets	€449,422	€417,755
Deposits and other investments	1,415	1,795
Property, plant and equipment, net of accumulated depreciation of € 50,587 as of June 30, 2007 and € 46,706 as of December 31, 2006	52,028	51,215
Long-term receivables and other assets	8,897	11,236
Deferred tax assets	15,211	14,954
Other intangible assets, net of accumulated amortization of € 17,095 as of June 30, 2007 and € 14,908 as of December 31, 2006	21,862	21,260
Goodwill	46,708	37,416

Total assets	€595,543	€555,631

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€203,451	216,614
Billings in excess of costs and estimated earnings	25,934	26,568
Accrued and other liabilities	16,148	10,389
Income and other taxes payable	27,491	26,901
Deferred tax liabilities	568	5,347
Due to related parties	59,158	23,512
Current portion of long-term debt	1,537	1,514
Short-term debt	49,013	32,295
Short-term leasing obligations	2,767	2,562
Derivative contracts	3,819	3,269

Total current liabilities	€389,886	€348,971
The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Long-term debt less current portion	12,757	15,188
Long-term leasing obligations	2,688	1,834
Other long term liabilities	4,834	5,716
Deferred tax liabilities	6,470	6,276
Unearned income	1,082	131

Total liabilities	€417,717	€378,116

Minority interest	(72)	794

Commitments and contingencies

Shareholders’ equity:
Common stock, € 3.005 par value, 29,247,100 shares authorized, issued, and outstanding, same class and series	87,889	87,889
Additional paid-in capital	41,205	40,338
Accumulated other comprehensive income (loss)	(1,722)	(2,142)
Retained earnings	50,526	50,636

Total shareholders’ equity	€177,898	€176,721

Total liabilities and shareholders’ equity	€595,543	€555,631

The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
Revenues	€156,597	€106,636	€277,959	€201,942
Cost of revenues	124,277	84,104	214,904	156,022

Gross profit	€32,320	€22,532	€63,055	€45,920

General and administrative	14,322	8,193	26,417	16,415
Sales and marketing	3,912	3,606	8,247	8,676
Research and development	5,193	4,203	9,759	7,183
Depreciation and amortization	2,592	2,102	5,163	3,986

Total operating expenses	€26,019	€18,104	€49,586	€36,260

Income from operations	6,301	4,428	13,469	9,660
Financial income	2,504	2,292	5,781	5,675
Financial expense	(5,595)	(3,983)	(10,705)	(6,795)

Total other income (expense)	(3,091)	€(1,691)	(4,924)	€(1,120)

Income before income taxes	3,210	2,737	8,545	8,540
Income tax expense (benefit)	(57)	710	233	1,908

Net income before minority interest	€3,267	€2,027	€8,312	€6,632

Loss/(Profit) attributable to minority interests	266	(136)	352	(18)

Net income	€3,533	€1,891	€8,664	€6,614

Earnings per share
Basic and diluted net income per share	€0.12	€0.06	€0.30	€0.23

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100
The consolidated statements of operations include the following income (expense) items from transactions with related parties:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
Revenues	€9,509	€5,861	€15,388	€11,896
Cost of revenues	(4,606)	(3,674)	(7,989)	(5,946)
General and administrative	(1,709)	(1,483)	(3,539)	(2,965)
Financial income (expense), net	(570)	(143)	(760)	(81)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Six Months Ended June 30,
	2007	2006
Cash flows from operating activities:
Net income	€8,664	€6,614
Adjustments to reconcile net income to net cash provided by operating activities	(1,420)	8,049
Change in operating assets and liabilities, net of amounts acquired	(81,430)	(56,799)
Change in operating assets and liabilities due to temporary joint ventures	(2,627)	(2,299)

Net cash provided by (used in) operating activities	€(76,813)	€(44,435)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	8,045	3,183
Due from related parties	22,916	27,499
Acquisition of subsidiaries, net of cash	(7,018)	(7,911)
Purchase of property, plant & equipment	(2,223)	(1,791)
Purchase of software technology	(383)	—
Disposal / (Acquisition) of investments	503	149

Net cash provided by investing activities	€21,840	€21,129

Cash flows from financing activities:
Proceeds from long-term debt	23	225
Repayment of long-term debt	(3,944)	(8,867)
Proceeds from short-term debt	17,533	16,464
Repayment of short-term debt	(814)	(3,502)
Due to related parties	42,408	20,311
Dividend paid	(8,774)	—
Proceeds (repayment) of long term liabilities	(914)	(400)

Net cash provided by financing activities	€45,518	€24,231

Net increase (decrease) in cash and cash equivalents	€(9,455)	€925
Net effect of foreign exchange in cash and cash equivalents	42	625
Cash and cash equivalents at the beginning of period	60,997	67,796
Joint venture cash and cash equivalents at the beginning of period	8,235	12,214

Cash and cash equivalents at the end of period	€59,819	€81,560

Supplemental disclosure of cash information
Cash paid for the period:
Interest	€5,855	€2,407

Non-cash transactions:

Capital leases	€2,575	€483
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statement of Shareholders’ Equity
(In thousands of Euros, except share and per share amounts)

					Accumulated
					Other
			Additional		Comprehensive	Total
	Ordinary Shares		Paid-in	Retained	Income /	Shareholders’
	Shares	Amount	capital	Earnings	(Loss)	Equity
Balance, December 31, 2006	29,247,100	€87,889	€40,338	€50,636	€(2,142)	€176,721
Comprehensive income:
Net Income	—	—	—	8,664	—	8,664
Foreign currency translation adjustment	—	—	—	—	381	381
Effective portion of cash-flow hedges, net of tax of €19	—	—	—	—	39	39

Total comprehensive income						9,084

Amortization of formula-based stock compensation plan	—	—	751	—	—	751
Parent Company stock purchase plan expense	—	—	116	—	—	116
Dividends paid	—	—	—	(8,774)	—	(8,774)

Balance, June 30, 2007	29,247,100	€87,889	€41,205	€50,526	€(1,722)	€177,898

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
1. Description of Business
     Telvent GIT, S.A. (“Telvent” or the “Company”) is an information technology company engaged in securing a sustainable and secure world and specialized in providing high value-added products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global IT Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the U.S. Securities and Exchange Commission (“SEC”) rules and regulations.
     The results of operations for the six-month period ended June 30, 2007 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 30, 2007 (“Annual Report”).
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Financial Instruments
     All derivative instruments are recognized in the financial statements and are measured at fair value regardless of the purpose or intent for holding them. The Company, as part of its foreign currency risk management program, has entered into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. We generally hedge our currency risk on a project-specific basis

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro. In addition, the Company has entered into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements.
     Although all forward exchange contracts and interest rate caps are used solely as economic hedges, the Company has begun applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into beginning on such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value recorded directly against earnings.
     Additionally, the Company enters into certain long-term binding contracts that are denominated in a currency that is neither the functional or local currency of either party. This feature of the contracts is analogous to an embedded derivative that is bifurcated from the underlying host contract at inception of the contract and, similar to freestanding derivatives, is recorded at fair value within the balance sheet, with related gains and losses recorded in earnings.
Segments
     Segments are identified by reference to the Company’s internal organization structure and the factors that management uses to make operating decisions and assess performance. The Company changed, effective January 1, 2007, its internal reporting structure and, from such date, has five reportable segments consisting of the following: Energy, Transportation, Environment, Public Administration, and Global Services. Prior period segment information has been restated to conform to current year presentation.
3. Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87,

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
88, 106, and 132(R). This Statement requires an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. It also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities, such as the Company, is required to initially recognize the funded status of a defined benefit post-retirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006; such requirement did not affect the Company’s reported disclosures. Guidance related to the measurement date of the plans is effective for years ending after December 31, 2008. The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows.
     On February 15, 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115, which permits an entity to measure certain financial assets and financial liabilities at fair value. Statement 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings (the fair value option, or FVO). Under Statement 159, entities that elect the FVO will report unrealized gains and losses in earnings. Statement 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
4. Investments in Joint Ventures
     The Company participates in joint venture arrangements or Union Temporal de Empresas (“UTEs”) in connection with its share of certain long-term contracts.
     These joint ventures are variable interest entities, as they have no equity and are operated through a management committee comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture.
     As of June 30, 2007, the increase in total assets from these consolidated entities amounted to € 38,516. Total revenue recognized with respect to these consolidated joint ventures was € 7,591, including € 6,063 of revenues of other venture partners in these arrangements, during the three months ended June 30, 2007, and € 15,750, including € 10,957 of revenues of other venture partners in these arrangements, during the six months ended June 30, 2007. During the corresponding periods in 2006, revenue recognized with respect to these consolidated joint ventures was € 7,886, including € 6,203 of revenues of other venture partners in these arrangements, during the three months ended June 30, 2006, and € 15,761, including € 11,568 of revenues of other venture partners in these arrangements, during the six months ended June 30, 2006.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     Corresponding costs due to other joint venture partners of € 11,336 and € 11,268, are recognized in cost of revenues for the six months ended June 30, 2007 and 2006, respectively and € 6,345 and € 5,933 are recognized in cost of revenues for the three months ended June 30, 2007 and 2006, respectively. These revenues and equivalent costs of revenues were recognized based on the billings of the other joint venture partners to the UTEs. There are no consolidated assets that are collateral for the UTEs’ obligations. The Company’s maximum exposure to loss related to performance guarantees given by Telvent as a result of its involvement with the UTEs that are not consolidated is € 759.
5. Inventory
     Inventory consists of the following:

	As of	As of
	June 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Raw Materials	€2,816	€3,221
Work-in-progress	16,710	16,053

	€19,526	€19,274

6. Acquisitions
Acquisition of Beijing Blue Shield
     On April 26, 2006, the Company acquired 80% of the issued and outstanding shares of Beijing Blue Shield High & New Tech. Co., Ltd., now called Telvent – BBS High & New Tech. Beijing Co., Ltd. (“Telvent BBS”), a Beijing-based leading provider of IT services and solutions for traffic management and consulting, and airport/seaport security. The purchase price of this acquisition was Rmb 32 million (€ 3,184).
     The initial purchase price allocation has been finalized during the second quarter of 2007, resulting in a change in the carrying value of the assets acquired and liabilities assumed previously reported. The following is a summary of the final allocation of the total purchase price (in thousands of Euros):

As of
April 26,
2006
Cash and cash equivalents	€159
Current assets	2,776
Tangible assets	87
Liabilities assumed	(2,200)
Intangible assets (software technology)	1,437
Goodwill	1,428
Deferred tax liability	(503)

Total purchase price	€3,184

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Acquisition of Telvent Farradyne
     On July 1, 2006, the Company’s subsidiary, Telvent Traffic North America Inc. (“Telvent Traffic”), completed the acquisition of 100% of the shares of PB Farradyne Inc. (now called Telvent Farradyne, Inc.) and the assets of the Farradyne traffic division of Parsons Brinckeroff Quade & Douglas, Inc. The total purchase price for the Farradyne business was U.S. $ 39,486 (€ 31,060).
     The Company is currently finalizing the purchase price allocation to the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets”). The excess of the purchase price over the preliminary fair value of the net assets acquired has been allocated to goodwill. The following is a summary of the preliminary purchase price allocation at the date of acquisition (in thousands of Euros):

As of
July 1,
2006
Current Assets	€14,056
Tangible Assets	573
Liabilities assumed	(4,501)
Intangible assets:
Customers contracts and relationship	9,361
Software technology	1,416
Brand names	1,731
Goodwill	12,802
Deferred tax liabilities	(4,378)

Total purchase price	€31,060

Acquisition of Maexbic
     On November 13, 2006, we completed the acquisition of 100% of the shares of Maexbic, S.A., a supplier of public transportation ticketing technology in Spain. The total purchase price for this acquisition was € 1,850, and a contingent and variable earn-out will be payable, up to a maximum of € 625, based on Maexbic meeting certain financial targets over the two year period ending December 31, 2007.
     The Company is currently determining the fair value of identifiable assets acquired and liabilities assumed in order to perform the purchase price allocation required by SFAS 141, Business Combinations. As of June 30, 2007, the excess purchase price over the carrying value of net assets acquired, amounting to € 1,511, has been temporarily allocated entirely to goodwill.
     The results of operations of Maexbic have been included in the Company’s Transportation segment from the date of its acquisition.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Acquisition of Caseta Technologies
     On April 27, 2007, the Company’s subsidiary, Telvent Traffic, completed a stock purchase agreement pursuant to which Telvent Traffic acquired 100% of the shares of Caseta Technologies, Inc. (“Caseta”), an Austin, Texas-based company engaged in the development, supply, integration and maintenance of electronic toll collection systems from the traffic lane to the back office. The total purchase price for the acquisition of Caseta includes: (a) U.S. $ 9,000 (€ 6,918) paid on the closing; (b) contingent and variable earn-out payments which may become due to the sellers in each of the years 2008 and 2009 subject to Caseta meeting certain annual or accumulated income targets over the periods ending December 31, 2007 and 2008, and subject to a maximum aggregate amount of U.S. $ 4,375; (c) secondary earn-out payments subject to Caseta meeting certain bookings targets over the periods ended December 31, 2007, 2008, 2009 and 2010; and (d) post-closing working capital adjustment payments of up to a maximum payment of U.S. $ 900. There is an overall limit of U.S. $ 20,728 on the aggregate purchase price. Telvent is not required to make any future payments which would cause the aggregate purchase price to exceed that limit.
     With respect to the secondary earn-out payments, the stock purchase agreement provides for preliminary payments to be made once Caseta reaches a certain preliminary bookings target. Under the agreement, any such preliminary payments are to be paid into an escrow and are not to be released to the sellers until the overall bookings target is reached. If Caseta does not achieve the overall bookings target, the preliminary payments paid into escrow will be returned to Telvent. A portion of the purchase price has been paid into escrow and will serve as security for the sellers’ indemnity obligations to Telvent under the purchase agreement.
     The Company is currently performing the purchase price allocation with respect of the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets“). The excess of the purchase price over the preliminary fair value of the net assets acquired has been allocated entirely to goodwill. Such allocation may be modified within the allocation period allowed by SFAS 141, as the Company is currently finalizing the determination of the fair value of any identifiable intangible assets. The following is a summary of the preliminary purchase price allocation at the date of acquisition (in thousands of Euros):

As of
April 27,
2007
Current Assets	€1,230
Tangible Assets	108
Liabilities assumed	(2,170)
Goodwill	7,750

Total purchase price	€6,918

     The results of operations of Caseta have been included in the Company’s Transportation segment from the date of its acquisition.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
7. Long-term and short-term debt
     On April 19, 2007, the Company’s subsidiary, Telvent Canada Ltd. (“Telvent Canada”), entered into an agreement to amend its credit agreement dated May 2, 2003 with LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch. The credit agreement was amended to reduce the amount available under Facility A to U.S. $3 million and to confirm that Facility B had been repaid and that no further amounts may be borrowed under that facility. The credit agreement is described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 30, 2007.
     On April 24, 2007, the Company’s subsidiary, Telvent Traffic North America Inc., entered into an agreement to amend its credit agreement with LaSalle Bank National Association dated May 31, 2006. The credit agreement was amended to increase the amount available to a maximum of U.S. $25 million. The credit agreement is described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC March 30, 2007. By an amending agreement dated April 30, 2007, the termination date of the credit agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association was extended through August 1, 2007. As of June 30, 2007, the amount outstanding under this credit agreement was € 18,506.
8. Financial Instruments
     The following table provides quantitative information about the Company’s outstanding derivative financial instruments:

	As of June 30, 2007
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€1,838	€42,327	€1,662	€33,277
Brazilian Reals	—	—	176	1,990
Canadian Dollars	60	789	28	1,118
Morocco Dirhams	—	—	1	30
Jordan Dinars	29	715	22	526
Qatari Riyals	63	1,817	33	757
Japanese Yen	34	1,667	—	15
Thai Bahts	87	1,568	139	2,832
Swedish Kronor	55	5,859	1,248	21,082
Australian Dollars	4	133	—	—
Danish Kroner	—	—	1	765
Euro	32	4,532	509	4,818

	€2,202	€59,407	€3,819	€67,210

Interest rate contracts:
Interest rate caps	761	18,591	—	—

Total	€2,963	€77,998	€3,819	€67,210

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	As of December 31, 2006
	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€165	€8,505	€221	€11,143
Swedish Kronor	1,062	8,691	2,349	18,827
Brazilian Reals	79	6,941	107	8,833
Canadian Dollars	767	28,372	499	18,554
Morocco Dirhams	—	—	1	30
Jordan Dinars	—	—	9	764
Japanese Yen	180	2,359	—	—
Thai Bahts	102	2,879	81	2,862
Qatari Riyals	51	1,768	2	1,072

	€2,406	59,515	3,269	62,085

Interest rate contracts:
Interest rate caps	408	19,032	—	—

Total	€2,814	78,547	3,269	62,085

     On January 1, 2007, the Company started to apply hedge accounting under SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities, for all derivatives instruments entered into starting January 1, 2007. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
     The ineffective portion of changes in fair value of hedged positions, reported in earnings for the six-month period ended June 30, 2007, amounted to € (129), and has been recorded within “financial expense”.
     The effective portion of cash flow hedges recorded in other comprehensive income, amounting to € 39, net of tax, will be reclassified to earnings over the next twelve months.
     Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value recorded directly against earnings.
9. Due to and from related parties
     During the normal course of business, the Company conducts operations with related parties, through the execution of projects, loan contracts and advisory services. The transactions are

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
completed at market rates. The details of balances with group companies and related parties are as follows:

	As of	As of
	June 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Due from related parties:
Trade receivable	€11,496	€24,511
Credit line receivable	531	23,447

	€12,027	€47,958

Due to related parties:
Trade payables	€11,679	€18,442
Credit line payable	47,479	5,070

	€59,158	€23,512

     The Company’s net credit line payable under its credit arrangement with Abengoa as of June 30, 2007 was € 46.9 million, with no amount remaining available to the Company as of this date. The Company incurs no costs and receives no payments under this arrangement unless and until it borrows or loans funds thereunder.
10. Commitments and Contingencies
Commitments
     A payment of Rmb 6.7 million (€ 651) is due on November 30, 2007 related to the purchase of Telvent BBS. The payment was deferred until November 30, 2007 in order to provide time for the resolution of certain pending items related to the carrying value of net assets purchased, which are currently under discussion with the sellers of Telvent BBS.
     The share purchase agreement with respect to the Maexbic acquisition provides for a contingent and variable earn-out payment, up to a maximum of € 625, based on Maexbic meeting certain financial targets over the two-year period ended December 31, 2007. If Maexbic meets the targets, the payment will be due in the second quarter of 2008.
     The stock purchase agreement with respect to the Caseta acquisition provides for the following contingent and variable earn-out payments and post-closing adjustments: (a) an earn-out payment subject to Caseta meeting certain annual or accumulated income targets over the periods ending December 31, 2007 and 2008, limited to a maximum aggregate amount of U.S. $ 4,375; (b) secondary earn-out payments subject to Caseta meeting certain bookings targets over the periods ended December 31, 2007, 2008, 2009 and 2010; and (c) post-closing working capital adjustment payments of up to a maximum payment of U.S. $ 900. There is an overall limit of $20,728 on the aggregate purchase price. Telvent is not required to make any future payments which would cause the aggregate purchase price to exceed that limit.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals renders the judgment ineffective until all of the appeals have been resolved.
     Based on the information presently available, including discussion with counsel, management believes that resolution of these matters, including the proceedings related to the El Toyo Project, will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows.
Guarantees
Performance Guarantees
     In the normal course of business the Company provides performance guarantees in the form of performance bonds to customers that obligate the Company to fulfill the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. The Company requests similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as the Company will usually successfully complete the contract or renegotiate contract terms.
     As of June 30, 2007, the Company maintains the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
		(Unaudited)

Performance guarantees	€172,595	€6,103	€-
Financial Guarantees	3,046	—	—

	€175,641	€6,103	€-

     The maximum potential payments represent a “worse-case scenario” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Product Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
11. Extraordinary Variable Compensation Plan
     On March 22, 2007, the Nomination and Compensation Committee of the Telvent Board of Directors and the Telvent Board of Directors approved a variable compensation plan (the “Plan”) for members of the senior management of Telvent and its subsidiaries. The participants in the Plan currently include 30 members of the senior management of Telvent and various subsidiaries, including business unit managers, senior project managers, technical and research and development managers and corporate services officers and managers (the “Participants”). The Plan is based on the accomplishment of objectives based on the Strategic Plan of Telvent in effect as of December 31, 2006. The duration of the Plan is five complete fiscal years (2007 — 2011) commencing January 1, 2007 and ending December 31, 2011. The calculation and the payment of the benefits under the Plan must occur no later than June 30, 2012, after the verification of the fulfillment of the objectives.
     The Plan provides for extraordinary, variable compensation to the participants based on fulfillment of the annual objectives during the term of the Plan and is in addition to any other variable compensation and/or bonuses earned or which may be earned by each participant. The total amount available for distribution under this Plan is € 10,280. The compensation only vests and becomes payable after the end of the 5th year of the Plan, but includes the following gradual earning period based on the accomplishment of the established objectives: 10% (2007), 15% (2008), 15% (2009), 30% (2010), and 30% (2011). For the six-month period ended June 30, 2007, the Company recorded € 514 of compensation expense related to this Plan.
12. Segments and Geographic Information
     The Company changed, effective January 1, 2007, its internal reporting structure and, from such date, has five reportable operating segments consisting of Energy, Transportation, Environment, Public Administration, and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil and gas.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of green house gases.

•	Environment provides meteorology and hydrology management applications, as well as solutions and services applied to the full water cycle and global environmental protection.

•	Public Administration works for the optimization of the governmental and regional management, giving a technological and integrated response to the social challenges of global security and sustainability, for all public sectors.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing services to enable the evolution and control of our customers’ current and future technology needs.

	Six-Month Period Ended June 30, 2007
	(Unaudited)
				Public	Global
	Energy	Transportation	Enviornment	Admin.	Services	Total
Revenues	€112,372	€104,226	€19,497	€22,057	€19,807	€277,959
Cost of revenues	89,092	81,608	14,141	18,621	11,442	214,904

Gross profit	€23,280	€22,618	€5,356	€3,436	€8,365	€63,055

Operating income (expenses)						(49,586)
Other income (expenses), net						(4,924)

Income before income taxes						€8,545

	Three-Month Period Ended June 30, 2007
	(Unaudited)
				Public	Global
	Energy	Transportation	Enviornment	Admin.	Services	Total
Revenues	€57,016	€62,363	€10,935	€15,313	€10,970	€156,597
Cost of revenues	47,096	49,620	7,760	13,408	6,393	124,277

Gross profit	€9,920	€12,743	€3,175	€1,905	€4,577	€32,320

Operating income (expenses)						(26,019)
Other income (expenses), net						(3,091)

Income before income taxes						€3,210

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	Six-Month Period Ended June 30, 2006
	(Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€84,124	€72,969	€18,310	€9,290	€17,249	€201,942
Cost of revenues	65,148	57,905	14,011	7,571	11,387	156,022

Gross profit	€18,976	€15,064	€4,299	€1,719	€5,862	€45,920

Operating income (expenses)						(36,260)
Other income (expenses), net						(1,120)

Income before income taxes						€8,540

	Three-Month Period Ended June 30, 2006
	(Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€46,863	€37,199	€8,901	€5,160	€8,513	€106,636
Cost of revenues	37,512	29,303	7,237	4,338	5,714	84,104

Gross profit	€9,351	€7,896	€1,664	€822	€2,799	€22,532

Operating income (expenses)						(18,104)
Other income (expenses), net						(1,691)

Income before income taxes						€2,737

     The majority of the net revenues of the joint ventures that the Company consolidates due to FIN 46-R are included in the Company’s Transportation segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     Segment assets of the Company are as follows:

	As of June 30, 2007 (Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Segment assets	€227,215	€197,634	€24,529	€43,807	€62,516	€555,701
Unallocated assets						39,842

Total assets						€595,543

	As of December 31, 2006 (Audited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Segment assets	€182,588	€156,793	€26,955	€21,659	€55,357	€443,352
Unallocated assets						112,279

Total assets						€555,631

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
     For the six months ended June 30, 2007 and 2006, sales outside of Spain comprised 54.2% and 49.9% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	Six Months Ended June 30,
	2007	2006
	(Unaudited)

Europe	€164,997	€115,381
Latin America	40,419	35,290
North America	51,649	30,829
Asia-Pacific	9,939	8,367
Middle-East and Africa	10,955	12,075

	€277,959	€201,942

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of	As of
	June 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Portugal	€4,703	€4,867
North America	845	1,009
Latin America	438	431
China	1,989	2,043
Others	200	171

	€8,175	€8,521

     13. Subsequent events
     By an amending agreement, dated July 31, 2007, the termination date of the credit agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association was extended to November 1, 2007.

B.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are an information technology company engaged in securing a sustainable and secure world that specializes in high value-added real-time products and services solutions to customers in targeted industrial segments (Energy, Transportation, Environment and Public Administration), as well as Global IT Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies.
Results of Operations
     We prepared our consolidated financial statements for the three- and six-month periods ended June 30, 2007 and June 30, 2006 in accordance with U.S. GAAP.
     Our results of operations for the periods reviewed include the results of operations of our four acquisitions at different times during the periods reviewed:
•	On April 26, 2006, we acquired 80% of the issued and outstanding shares of Beijing Blue Shield High & New Tech. Co., Ltd., now called Telvent-BBS High & New Tech. Beijing Co., Ltd. (“Telvent BBS”), a Beijing-based leading provider of IT services and solutions for traffic management and consulting and airport/seaport security. The results of operations of Telvent BBS, net of minority interest, are reflected in our results of operations for the three- and six-month periods ended June 30, 2007, but not in the corresponding three-month period in 2006.

•	On July 1, 2006, we completed the acquisition of 100% of the shares of PB Farradyne Inc., (now called Telvent Farradyne, Inc.) and the assets of the Farradyne traffic division of Parsons Brinckerhoff Quade & Douglas, Inc. The results of operations of Telvent Farradyne are reflected in our results of operations for the three- and six-month periods ended June 30, 2007, but not in the corresponding periods in 2006.

•	On November 13, 2006, we completed the acquisition of 100% of the shares of Maexbic, S.A., a supplier of public transportation ticketing technology in Spain. The results of perations of Maexbic, S.A. are reflected in our results of operations for the three- and six-month periods ended June 30, 2007, but not in the corresponding periods in 2006.

•	On April 27, 2007, we completed the acquisition of 100% of the shares of Caseta Technologies, Inc. (“Caseta”), an Austin, Texas-based company, engaged in the development, supply, integration and maintenance of electronic toll collection systems from the traffic lane to the back office. The results of operations of Caseta are reflected in our results of operations for the three- and six-month periods ended June 30, 2007, but not in the corresponding periods in 2006.
The following sections provide comparative discussions of our results of operations by line item, by segment and by geographical region for the three- and six-month periods ended on June 30, 2007 and 2006:

	For the three Months Ended June 30,
			Percentage		Percentage	Percentage
			of		of	Change
	2007(1)	2007	Revenues	2006	Revenues	2006-2007
	(Euros in thousands, except percentages)
Revenues(2)	$211,719	€156,597	100%	€106,636	100%	46.9

Cost of revenues(2).	168,023	124,277	79.4	84,104	78.9	47.8

Gross profit	43,697	32,320	20.6	22,532	21.1	43.4

General and administrative	19,363	14,322	9.1	8,193	7.7	74.8

Sales and marketing	5,289	3,912	2.5	3,606	3.4	8.5

Research and development	7,021	5,193	3.3	4,203	3.9	23.6

Depreciation and amortization	3,504	2,592	1.7	2,102	2.0	23.3

Total operating expenses	35,178	26,019	16.6	18,104	17.0	43.7

Income from operations	8,519	6,301	4.0	4,428	4.2	42.3

Financial income (expense), net	(4,179)	(3,091)	2.0	(1,691)	1.6	82.8

Total other income (expense)	(4,179)	(3,091)	2.0	(1,691)	1.6

Income before income taxes	4,340	3,210	2.0	2,737	2.6

Income tax expense	(77)	(57)	0.0	710	0.7

Net income before minority interest	4,417	3,267	2.1	2,027	1.9

Loss (Profit) attributable to minority interest	360	266	0.2	(136)	0.1

Net income	$4,777	€3,533	2.3	€1,891	1.8	86.8

Basic and diluted net income per share	$0.16	€0.12		€0.06

Weighted average number of shares outstanding	29,247,100	29,247,100		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $ 1.3520 to € 1.00 (based on the noon buying rate on June 29, 2007). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

(2)	Results of operations for the three-month periods ended June 30, 2007 and 2006 include the effect of consolidating certain joint venture agreements in accordance with FIN 46(R), “Consolidation of Variable Interest Entities.” We participate in these temporary joint-venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities. Revenues relating to other joint-venture partners for the three-month periods ended June 30, 2007 and 2006 were increased by € 6.0 million and € 6.2 million, respectively, while cost of revenues were increased by € 6.3 million and € 5.9 million, respectively, for the same periods.

	For the Six Months Ended June 30,
			Percentage		Percentage	Percentage
			of		of	Change
	2007(1)	2007	Revenues	2006	Revenues	2006-2007
	(Euros in thousands, except percentages)
Revenues(2)	$375,801	€277,959	100%	€201,942	100%	37.6
Cost of revenues(2).	290,550	214,904	77.3	156,022	77.3	37.7

Gross profit	85,250	63,055	22.7	45,920	22.7	37.3
General and administrative	35,716	26,417	9.5	16,415	8.1	60.9
Sales and marketing	11,150	8,247	3.0	8,676	4.3	(4.9)
Research and development	13,194	9,759	3.5	7,183	3.6	35.9
Depreciation and amortization	6,980	5,163	1.9	3,986	2.0	29.5

Total operating expenses	67,040	49,586	17.8	36,260	18.0	36.8

Income from operations	18,210	13,469	4.8	9,660	4.8	39.4
Financial income (expense), net	(6,657)	(4,924)	1.8	(1,120)	0.6	339.6

Total other income (expense)	(6,657)	(4,924)	1.8	(1,120)	0.6

Income before income taxes	11,553	8,545	3.1	8,540	4.2
Income tax expense	315	233	0.1	1,908	0.9

Net income before minority interest	$11,238	8,312	3.0	6,632	3.3

Loss (Profit) attributable to minority interest	476	352	0.1	(18)	0.0

Net income	11,714	€8,664	3.1	€6,614	3.3	31.0

Basic and diluted net income per share	€0.40	€0.30		€0.23

Weighted average number of shares outstanding	29,247,100	29,247,100		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $ 1.3520 to € 1.00 (based on the noon buying rate on June 29, 2007). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

(2)	Results of operations for the six-month periods ended June 30, 2007 and 2006 include the effect of consolidating certain joint venture agreements in accordance with FIN 46(R), “Consolidation of Variable Interest Entities.” We participate in these temporary joint-venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities. Revenues relating to other joint-venture partners for the six-month periods ended June 30, 2007 and 2006 were increased by € 11.0 million and € 11.6 million, respectively, while cost of revenues were increased by € 11.3 million and € 11.3 million, respectively, for the same periods.

Bookings and Backlog
     New contract bookings represent new contracts signed during the period, regardless of performance. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     New contract bookings for the three months ended June 30, 2007 were € 161.9 million, a decrease/increase of € 76.9 million, or 90.5%, from new bookings of € 85.0 million for the three months ended June 30, 2006.
     New contract bookings for the six months ended June 30, 2007 were € 342.6 million, an increase of € 113.9 million, or 49.8%, from new bookings of € 228.7 million for the six months ended June 30, 2006.
     Backlog as of June 30, 2007 was € 541.5 million, an increase of € 113.8 million, or 26.6%, from a backlog of € 427.7 million as of June 30, 2006. Our backlog represents the portion of our signed contracts for which performance is pending. Backlog excludes our pipeline of projects that we are pursuing, but as to which we have not yet signed binding agreements.
Revenues

Three Months Ended	Three Months Ended	Percent
June 30,	June 30,	Change
2007	2006	2006-2007
(Euros in thousands, except percentages)
€ 156,597	€ 106,636	46.9%

Six Months Ended	Six Months Ended	Percent
June 30,	June 30,	Change
2007	2006	2006-2007
(Euros in thousands, except percentages)
€ 277,959	€ 201,942	37.6%
     The increase in our revenues for the three- and six-month periods ended June 30, 2007 over the corresponding periods in 2006 was due primarily to organic growth in our businesses, mainly from our Energy and Public Administration segments, and the effect of the revenues from the companies we acquired in 2006 and 2007. Telvent BBS, Telvent Farradyne, Maexbic and Caseta contributed € 0.9 million, € 18.1 million, € 3.0 million, and € 0.9 million, respectively, in revenues in the first six months of 2007, with no corresponding contribution in the same period of 2006 (except for Telvent BBS, which contributed € 0.3 million in the second quarter of 2006).
     In the six-month period ended June 30, 2007, we also consolidated additional revenues of € 11.0 million relating to other joint venture partners, and € 11.6 million in the corresponding period of the prior year.

Cost of Revenues

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 124,277	79.4%	€ 84,104	78.9%	47.8%

Six Months		Six Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 214,904	77.3%	€ 156,022	77.3%	37.7%
     Cost of revenues remained fairly constant as a percentage of revenues both in the quarter and in the six-month period ended June 30, 2007, year-over-year. Cost of revenues for the three-month and the six-month periods ended June 30, 2007 included € 6.3 million and € 11.3 million, respectively, due to the effect of the consolidation of cost of revenues from our temporary consortiums, which represents the cost of revenues attributable to other joint venture partners; such consolidated costs reduced our gross margin. For the quarter and the six-month period ended June 30, 2006, such contribution represented € 5.9 million and € 11.3 million, respectively. Excluding the effect of the consolidation of our temporary joint-venture consortiums, our gross margins for the quarter and the six-month period ended June 30, 2007 would have been 21.7% and 23.8%, respectively.
General and Administrative

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 14,322	9.1%	€ 8,193	7.7%	74.8%

Six Months		Six Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 26,417	9.5%	€ 16,415	8.1%	60.9%
     Our general and administrative expenses increased significantly from the three and six-month periods ended June 30, 2006 to the three- and six-month periods ended June 30, 2007, mainly as a result of the consolidation of general and administrative costs from the companies’ we acquired in 2006 and 2007 Telvent BBS, Telvent Farradyne, Maexbic and Caseta, which amounted to € 0.4 million, € 4.7 million, € 0.4 million and € 0.2 million, respectively, for the six-month period ended June 30, 2007, with no corresponding contribution in the same period of the prior year (except Telvent BBS which contributed € 0.1 million in the second quarter of 2006). Furthermore, the establishment of a branch office in Sweden to carry out the Smart Metering Management (SMM) Vattenfall project has contributed to an increase in general and administrative expenses period-to-period. Additionally, during the six-month period ended June 30, 2007, we have included in general and administrative expenses the accrual for our extraordinary variable compensation plan which amounted to € 0.5 million, with no corresponding effect in the prior year.
Sales and Marketing

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 3,912	2.5%	€ 3,606	3.4%	8.5%

Six Months		Six Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 8,247	3.0%	€ 8,676	4.3%	(4.9)%
     The decrease in our sales and marketing expenses from the six-month period ended June 30, 2006 to the six-month period ended June 30, 2007 was primarily the result of higher selling expenses and sales personnel costs incurred in 2006 in connection with our efforts to develop our traffic business in North America and the consolidation of our presence in new regions such as the Middle-East and Africa.
Research and Development

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 5,193	3.3%	€ 4,203	3.9%	23.6%

Six Months		Six Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 9,759	3.5%	€ 7,183	3.6%	35.9%
     Our research and development expenses increased in the three and six-month periods ended June 30, 2007 over the corresponding periods in 2006, but remained fairly constant as a percentage of revenues for the six-month periods in both years. We strive to reach and maintain an approximate level of investment in research and development of 4% as a percentage of revenues, excluding the effect of the consolidation of our temporary consortiums. We also expect to continue to optimize our research and development expenses after the reorganization of our research and development department across our global operations and with the realization of synergies from the integration of the businesses that we have acquired. The number of our research and development projects related to the development of higher value-added applications are expected to increase in line with our strategy.

Depreciation and Amortization

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 2,592	1.7%	€ 2,102	2.0%	23.3%

Six Months		Six Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 5,163	1.9%	€ 3,986	2.0%	29.5%
     Our depreciation and amortization expense increased both from the three- and six-month periods ended June 30, 2006 to the three- and six-month periods ended June 30, 2007, mainly due to the non-cash amortization expense resulting from intangible assets identified and recognized in our purchase price allocations for our acquisitions, such as backlog (customer contracts), software and purchased technology and customer relationships. In addition, the increase is due to an increase in depreciation expense coming from our capital leases. The amortization expense related to intangibles identified and recognized in our purchases was € 0.7 million and € 1.5 million in the three- and six-month periods ended June 30, 2007, respectively, and € 0.8 million and € 1.3 million, respectively, in the corresponding periods of the prior year.
Financial Income (Expense), Net

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ (3,091)	2.0%	€ (1,691)	1.6%	82.8%

Six Months		Six Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ (4,924)	1.8%	€ (1,120)	0.6%	339.6%
     Net financial expense increased significantly from the six-month period ended June 30, 2006 to the six-month period ended June 30, 2007 primarily due to the increase in our indebtedness under the credit arrangement with Abengoa to finance our working capital requirements, the interest generated under the new credit agreement with LaSalle Bank to partially finance our Telvent Farradyne and Caseta acquisitions, and a decrease in the financial income generated from the proceeds of our IPO.
     Financial expense amounted to € 10.7 million and € 6.8 million during the six-month periods ended June 30, 2007 and 2006, respectively, while financial income amounted to € 5.8 million and € 5.7 million for the same periods, respectively. Included in financial expense is the impact of the mark-to-market of our derivatives, which amounted to € (0.8) million and € (0.2) million for the six-month periods ended June 30, 2007 and 2006, respectively.

Segment Analysis
     The Company changed, effective January 1, 2007, its internal reporting structure, and from such date, has five reportable operating segments consisting of Energy, Transportation, Environment, Public Administration, and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil and gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of green house gases.

•	Environment provides meteorology and hydrology management applications, as well as solutions and services applied to the full water cycle and global environmental protection.

•	Public Administration works for the optimization of the governmental and regional management, giving a technological and integrated response to the social challenges of global security and sustainability, for all public sectors.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing services to enable the evolution and control of our customers’ current and future technology needs.

	Three Months Ended June 30, 2007
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€57,016	€62,363	€10,935	€15,313	€10,970	€156,597
Gross Profit	9,920	12,743	3,175	1,905	4,577	32,320
Gross Margin	17.4%	20.4%	29.0%	12.4%	41.7%	20.6%

	Three Months Ended June 30, 2006
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€46,863	€37,199	€8,901	€5,160	€8,513	€106,636
Gross Profit	9,351	7,896	1,664	822	2,799	22,532
Gross Margin	20.0%	21.2%	18.7%	15.9%	32.9%	21.1%

	Six Months Ended June 30, 2007
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€112,372	€104,226	€19,497	€22,057	€19,807	€277,959
Gross Profit	23,280	22,618	5,356	3,436	8,365	63,055
Gross Margin	20.7%	21.7%	27.5%	15.6%	42.2%	22.7%

	Six Months Ended June 30, 2006
	(Euros in thousands, except percentages)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€84,124	€72,969	€18,310	€9,290	€17,249	€201,942
Gross Profit	18,976	15,064	4,299	1,719	5,862	45,920
Gross Margin	22.6%	20.6%	23.5%	18.5%	34.0%	22.7%
     Energy

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(Euros in thousands, except percentages)
Revenues	€57,016	€46,863	€112,372	€84,124
Gross Profit	9,920	9,351	23,280	18,976
Gross Margin	17.4%	20.0%	20.7%	22.6%
Revenue growth rate over prior period	21.7%		33.6%
     Our Energy segment revenues increased by 33.6% from the six-month period ended June 30, 2006 to the same period in 2007, and by 21.7% from the three-month period ended June 30, 2006 to the same period in 2007, mainly due to general good business performance of our organic business in the electric sector, including a high level of contract performance.
     Oil & Gas
     Compared to the same period in 2006, our oil & gas business revenues for the six months ended June 30, 2007 were down 9.0%. The shortfall is primarily attributable to slower activity in our Mexican market. Gross margin in the first half of 2007 was 18.6% for this sector.
     In North America, revenues increased by 10.3% when comparing the six months ended June 30, 2007 with the six months ended June 30, 2006. We believe that oil & gas customers in the North American market are continuing with their plans for investments. However, our customers are suffering project delays due to their internal priorities and personnel availability.
     Revenues in Mexico experienced a 32.9% decrease in the six-month period ended June 30, 2007, in comparison with the same period of 2006. In Mexico, the first half of 2007 has been difficult as the executive management of our largest customer is changing and there are ongoing political changes in the region. Margins have decreased 8% in Mexico due to the delays in projects and the difficulties that we are encountering with our client, Pemex, to reach an agreement for the acceptance of our projects. We believe that after this situation stabilizes, we will be in a good position to obtain new contracts for projects.
     In the rest of Latin America, we continue to provide services to our large installed customer base. In Brazil, our revenues in oil & gas increased by 47.2% from the six-month period ended June 30, 2006 to the same period in 2007, mainly as a result of new contracts and revenues coming from new applications and new opportunities at Petrobras.
     In the Asia-Pacific region, we believe business for oil & gas in China also is positioned to grow with an expected increase in the demand for pipeline business applications, enterprise data and Geographic Information Systems “(GIS)” applications. We are proceeding on schedule with the delivery of the Beijing National Master Control Center project for all of PetroChina’s domestic oil and liquids pipelines, which was awarded to us in the first quarter of 2007. We continue to pursue strategic opportunities in other countries within the Asia Pacific region to further diversify and supplement our revenues from this region.
     Electricity
     Our revenues for the electric utility business for the six months ended June 30, 2007 have risen significantly, up 65.3%, from € 48.4 million in the first half of 2006 to € 79.9 million in the same period of 2007, in large part due to the contribution of the Smart Metering project for Vattenfall in Sweden, which has contributed more than € 31 million in revenues during 2007. Gross margin in the first half of 2007 was 21.6% for this sector.
     In Europe, we experienced growth of 126% in revenues, growing from € 21.1 million in the first half of 2006 to € 47.7 million in the same period of 2007. This was mainly as a result of good business performance coming from our smart metering project in Sweden for Vattenfall. The initial contract has been executed and delivered, and almost 300,000 meters are now under operation. With two new extensions awarded in the first six months of 2007, we will increase the number of meters up to 600,000 customers. We expect that this project will continue to generate a significant amount of revenues during 2007 and first half of 2008.
     In Spain, our automation projects with Adif, Red Eléctrica de España and Endesa and the implementation of our systems in bioethanol and solar power plants contributed to generate significant revenues, partially offset by some delays in the recurrent supply contracts.
     In North America, electric utility business revenue for the six months ended June 30, 2007 increased by 20.7% in comparison to the six months ended June 30, 2006. In this region, our geographical information systems division contributed with significant revenues from professional services and maintenance projects. Among our key initiatives in the coming months is a combined R&D, Marketing and Business Development strategic initiative called “Smart Grid Solution Suite”, for which ArcFM and Responder both will play a significant role. We expect that this initiative will enable us to benefit from the rapid emergence of the Smart Metering and Smart Electric Grids markets.
     In Latin American region, we also had important growth in revenues of 35.6% from € 12.6 million in the first six months of 2006 to € 17.1 million in the same period of 2007.

     On the other hand, in our Middle East and Africa regions, our Tunisia project continues generating problems as a result of delays in approvals. Due to this situation, our revenues in the region fell from € 3.9 million in 2006 to € 1.0 million in 2007 with a negative impact in the corresponding gross margin.
     Backlog as of June 30, 2007 for the Energy segment amounted to € 162.1 million.
     Transportation

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(Euros in thousands, except percentages)
Revenues	€62,363	€37,199	€104,226	€72,969
Gross Profit	12,743	7,896	22,618	15,064
Gross Margin	20.4%	21.2%	21.7%	20.6%
Revenue growth rate over prior period	67.6%		42.8%
     Our Transportation segment revenues for the three months ended June 30, 2007 increased by 67.6%, as compared to the three months ended June 30, 2006 and by 42.8% during the first six months of 2007, compared to the same period in 2006. The increase in the revenues resulted from the acquisitions completed during 2006 in the United States and China and good business performance in Spain, Latin America and Asia. Our gross margin during the second quarter of 2007 was 20.4%, which was a slight decrease compared to 21.2% in the same period in 2006. However, in the six-month period, our gross margin increased from 20.6% to 21.7%.
     Most of our temporary joint venture consortiums are in our Transportation segment. Excluding the impact of the consolidation of these consortiums, our revenues in this segment increased by 78.8% in the second quarter year-over-year. Our gross margin, excluding the effect of the consolidation of our temporary joint ventures, was 24.4% for the six months ended June 30, 2007, compared to 23.4% for the same period in 2006.
     In Europe, in this segment, the majority of our projects are being executed in Spain. A significant increase is observed in revenues in Spain. The total revenues during the six months ended June 30, 2007 were € 66.5 million. A majority of revenues are produced by maintenance and operation contracts with the Spanish Traffic Authority (“DGT”), municipalities and transit operators and also significant projects related to new infrastructure projects, such as new Madrid M-30 tunnels, Madrid’s new Metro lines and light-trains. We expect our backlog will maintain strong during the year and we anticipate new projects for Intelligent Transportation Systems (“ITS”) systems, the speed/light-enforcement projects for DGT and municipalities, and continuation of traffic and transit activities in Madrid, Alicante, Seville, Valladolid and for railway infrastructure operators. The activities of the Transportation segment in the rest of Europe are presently limited to closure and maintenance of our Oresund update project in northern Europe and the Ireland Toll system.
     In North America, in this segment, our revenues were € 19.1 million during the first six months of 2007. These revenues come mostly from the activities of Telvent Farradyne, acquired in July 2006 for traffic and transportation projects. Telvent Farradyne derives more than half of its revenues from consulting and design work with higher average margins than our more traditional turnkey projects. Some relevant projects in this region, continuing from the first quarter of 2007, are the design and delivery of a regional 511 traveller information system for the San Diego Association of Governments, the operation of traffic information centers for the Department of Transportation in Florida, Missouri, New York and Virginia, and the design and construction engineering inspection services to support ITS projects for the Florida Department of Transportation.
     In Latin America in the Transportation segment, our total revenue of € 9.5 million in the six-month period ended June 30, 2007, reflects recurring business with existing customers and maintenance activities in Brazil and Argentina and also the beginning of new projects in vessel traffic control and Metro of Monterrey.
     In the Asia-Pacific region in 2007, we have commenced work on projects for the urban traffic centers of Urumqi, XinXiang and Erdos, in China, Mumbai, in India, and Haiphon, in Vietnam. The region has experienced a significant increase in revenues, with a total amount of € 4.4 during the six-month period ended June 30, 2007, which, along with our backlog, should translate into strong performance for the rest of 2007.
     In the Middle-East and Africa region, the Beirut urban traffic center project, in Lebanon, which we restarted in the first quarter of 2007 after a temporary suspension due to the political situation in the country, contributed the majority of the € 4.1 million in revenues obtained in this region during the first six months of 2007
Backlog as of June 30, 2007 for the Transportation segment amounted to € 197.8 million.
     Environment

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(Euros in thousands, except percentages)
Revenues	€10,935	€8,901	€19,497	€18,310
Gross Profit	3,175	1,664	5,356	4,299
Gross Margin	29.0%	18.7%	27.5%	23.5%
Revenue growth rate over prior period	22.9%	46.6%	6.5%	69.4%
     Revenues generated in the Environment segment increased from € 8.9 million in the second quarter of 2006 to € 10.9 million in the second quarter of 2007, or 22.9% growth quarter-over-quarter. In the six-month period ended June 30, 2007, the increase was 6.5% over the same period of 2006. Gross margin in the second quarter increased from 18.7% in 2006 to 29.0% in 2007, mainly due to a higher contribution of our maintenance and services contracts to the overall segment revenue mix.
     In Europe, representing around 40% of the total revenues of the segment, our revenues increased quarter-over-quarter, as well as in the six-month period ended June 30, over the same period of 2006, mainly because of the good performance of our meteorological and hydrological business in Spain. Europe should continue to contribute significantly in future periods as a result of the recurring business with meteorological institutes in Spain and Switzerland, and hydrological authorities in Spain, as well as the ongoing Water SCADA project for Buski in Turkey.

     Revenues in North America in Environment during the six-months ended June 30, 2007 were € 2.9 million. This was a decrease of 30.4% over revenues in North America for the same period of 2006, due to the combination of a larger contribution of the Alberta Road Weather Information System (“RWIS”) project during the first half of 2006, and the recent completion of some Water SCADA.
     In Latin America, revenues increased significantly quarter-over-quarter, amounting to € 1.7 million in the second quarter of 2007. In the six-month period ended June 30, 2007, revenues amounted to € 2.1 million. This growth came from the contribution of the ongoing Water SCADA project for Copasa (Brazil) and the Aviation Weather project in Venezuela.
     Our Middle East & Africa regions contributed 27.4% of our total Environment segment revenues in both the second quarter of 2007, and the six-month period ended June 30, 2007. Revenues in this region resulted from the contribution of the weather radar modernization project in progress in Morocco, the two large meteorological projects in progress for the Civil Aviation authority in Kuwait, and the new contract signed in the second quarter with a recurring customer, Kahramaa, the Qatar’s General Electricity and Water Corporation. Under this new contract valued over € 5.5 million, Telvent will provide consulting services to Kahramaa for a period of four years and will enhance the management of Qatar’s water transmission and distribution network.
     The contribution of our Asia-Pacific region to revenues mainly results from the ongoing projects in meteorology with the Bureau of Meteorology (“BoM”) of Australia and the Meteorological Department of India.
     Backlog as of June 30, 2007 for the Environment segment totalled € 50.4 million.
Public Administration

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(Euros in thousands, except percentages)
Revenues	€15,313	€5,160	€22,057	€9,290
Gross Profit	1,905	822	3,436	1,719
Gross Margin	12.4%	15.9%	15.6%	18.5%
Revenue growth rate over prior period	196.8%		137.4%
     Revenues in our Public Administration segment in the six-month period ended June 30, 2007 increased by 137.4% over the same period of 2006, from € 9.3 million to € 22.1 million, primarily due to the consolidation of our presence in central government applications and our expansion in the healthcare sector.
     Gross margin in the six-month period ended June 30, 2007 was 15.6%, compared to 18.5% in the same period of 2006. This was mainly due to the effort to enter new sectors in the public administration and healthcare sector in Spain and Latin America.
     In Europe in this segment, we only operate in Spain. We have expanded our presence in the Cantabria regional government in Spain, and our Healthcare division has seen a significant increase with respect to the same period of the previous year. The most significant new contract during this period was a contract in Spain, awarded in June 2007, between the central government and our Homeland Security and Government division, for the supply and implementation of the specialized personalization equipment for the new electronic identity document for the whole country.
     In Latin America in this segment, we have been awarded with a contract in the healthcare sector in the Dominican Republic for the development and implementation of hospital information systems, that we expect will result in revenues in 2007 in this region.
     Backlog in our Public Administration segment as of June 30, 2007 amounted to € 53.8 million.
     Global Services

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(Euros in thousands, except percentages)
Revenues	€10,970	€8,513	€19,807	€17,249
Gross Profit	4,577	2,799	8,365	5,862
Gross Margin	41.7%	32.9%	42.2%	34.0%
Revenue growth rate over prior period	28.9%		14.8%
     Our Global Services segment grew 28.9% in the three-month period ended June 30, 2007, and 14.8% in the six-month period ended June 30, 2007, when compared with the three-month period ended June 30, 2006 and the six-month period ended June 30, 2006, respectively. This growth is in line with our yearly expectations for this segment and reflects the typical activity and contract execution for this first half of the year.
     Gross margin in this segment increased to 42.2% during the first half of 2007 (from 34.0% in the same period of 2006). This increase reflects the consolidation of the gross margin for this segment in the year and was mainly due to the higher contribution of data center revenues and lesser integration services contribution.
     Almost all (97.4%) of our business in the Global Services segment is carried out in Europe, in particular in Spain and Portugal.
     Backlog in our Global Services segment as of June 30, 2007 amounted to € 77.4 million.
Geographical Revenues
     The following table identifies our revenues by region during the six-month periods ended June 30, 2007 and June 30, 2006. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business.

			Percentage
	Six Months Ended June 30		Change
	2007	2006	2006 - 2007
	(Euros in thousands, except percentages)
Europe	€164,997	€115,381	43.0%
Latin America	40,419	35,290	14.5%
North America	51,649	30,829	67.5%
Asia-Pacific	9,939	8,367	18.8%
Middle-East and Africa	10,955	12,075	(9.3)%

Total	277,959	€201,942	37.6%

Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the first and fourth quarters than in the second and third quarters due to the budgetary cycles of some of our customers.
Changes in Financial Condition
     Operating Activities

	Six Months Ended June 30,
	2007	2006
	(In thousands)
Net cash provided by (used in) operating activities	€(76,813)	€(44,435)
     Our net cash used in operating activities increased in the six months ended June 30, 2007, as compared to the six months ended June 30, 2006. For the six months ended June 30, 2007, we had € (1.4) million of non-cash adjustments to net income, including depreciation and amortization charges of € 6.1 million, compared with € 8.0 million of non-cash adjustments to net income for the six months ended June 30, 2006, including € 5.3 million of depreciation and amortization charges.
     Working capital and temporary joint ventures used € 84.0 million of our operating cash in the six months ended June 30, 2007, compared with € 59.1 million in the six months ended June 30, 2006, mainly due to a significant increase in our unbilled revenues balance at June 30 when compared to the previous year end in each period. We expect a significant portion of this unbilled revenue to be billed prior to December 31, 2007.
     The decrease in operating cash for the six months ended June 30, 2007 was also due to the increase in our inventory of € 0.8 million, our increase in other taxes receivable of € 1.7 million and in our accounts and other long-term receivable of € 15.0 million, and our decrease in our billing in excess of costs and estimated earnings on uncompleted contacts of € 0.9 million, a decrease in accounts payable of € 1.1 million and related parties trade payables of € 2.9 million, and the increase in our temporary joint venture consortiums’ working capital of € 2.6 million. These changes were offset by a decrease in related parties trade receivables of € 5.4 million, a decrease in other assets of € 2.5 million, and an increase in our income and other taxes payable, and accrued and other liabilities of € 8.3 million.
     Investing Activities

	Six Months Ended June 30,
	2007	2006
	(In thousands)
Net cash provided by investing activities	€21,840	€21,129
     Investing activities provided slightly more cash during the six months ended June 30, 2007 than during the six months ended June 30, 2006.
     During the six months ended June 30, 2007 we received € 22.9 million under our credit arrangement from Abengoa, € 8.0 million due to the deposits that were restricted for use as of December 31, 2006 and € 0.5 million from the disposal of deposits and other investments. We used cash of € 2.2 million for the purchase of property, plant and equipment, € 0.4 million for the purchase of software technology. Additionally, on April 27, 2007, we paid € 6.9 million as part of the purchase price for 100% of Caseta, and on March 29, 2007, we paid € 0.1 million related to the Maexbic acquisition.
     During the six months ended June 30, 2006 we received € 27.5 million under our credit arrangement from Abengoa and we also received € 3.2 million due to the deposits that were restricted for use as of December 31, 2005. We used cash of € 1.8 million for the purchase of property, plant and equipment. Additionally, on February 22, 2006, we paid US $6.8 million (€ 5.7 million) for the remaining 30% of Miner and Miner; on March 13, 2006, we paid € 0.7 million (net of cash acquired) for the Telvent BBS acquisition and we used € 1.5 million to make the deferred payment on the Almos acquisition on June 30, 2006.
     Financing Activities

	Six Months Ended June 30,
	2007	2006
	(In thousands)
Net cash provided by (used in) financing activities	€45,518	€24,231
     Financing activities provided more cash in the six months ended June 30, 2007 than in the six months ended June 30, 2006.
     During the six months ended June 30, 2007, we repaid € 3.9 million of long-term debt mainly in connection with repayments of the current portion of long-term debt on the credit facility with LaSalle Bank, Liscat, Caja Madrid and Bank of Communications. We also had net proceeds of € 16.7 million from short-term debt. Additionally, we borrowed € 42.4 million under the credit arrangement with Abengoa, we paid dividends of € 8.8 million to our shareholders and we paid € 0.9 million for long-term liabilities, mainly due to government loans.

     During the six months ended June 30, 2006, we repaid € 8.8 million of long-term debt mainly in connection with a repayment of the current portion of long-term debt on the credit facility with LaSalle Bank, regular payments due on the Fortis Bank loan, and the monthly and final payments due under the ING loan. We also had proceeds of € 16.4 million from short-term debt, which included € 15.7 million borrowed under the credit agreement between Telvent Traffic North America Inc. and LaSalle Bank, and we repaid € 3.5 million of short-term debt. Additionally, we borrowed € 20.3 million under the credit arrangement with Abengoa. We also paid € 0.4 million for long-term liabilities, mainly due to government loans.
     Credit Arrangements and Loan Facilities
     Details of our credit agreements and loan facilities are set forth in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 30, 2007.
     Our net credit line payable under our credit arrangement with Abengoa as of June 30, 2007 was € 46.9 million, with € 16.6 million remaining available to us as of this date. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.
     As of June 30, 2007, € 2.9 million was outstanding under the financings obtained by our subsidiary, Telvent Housing S.A. for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility.
     As of June 30, 2007, the amount outstanding with Monte de Piedad y Caja de Ahorrros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) under the credit agreement in connection with El Toyo Digital City Project was € 9.4 million.
     On April 24, 2007, the Company’s subsidiary, Telvent Traffic North Amercia Inc., entered into an agreement to amend its credit agreement with La Salle Bank National Association, dated May 31, 2006. The credit agreement was amended to increase the amount available to a maximum of $ 25 million. By an amending agreement, dated April 30, 2007, the termination date of the credit agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association was extended to August 1, 2007. By an amending agreement, dated July 31, 2007, the termination date of the credit agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association was extended to November 1, 2007. As of June 30, 2007, € 18.5 million was outstanding under this agreement.
     As of June 30, 2007, € 0.9 million was outstanding under the financing obtained by our subsidiary Telvent Energia, S.A. with Caja de Ahorros y Monte de Piedad de Madrid, S.A.
     As of June 30, 2007, € 1.1 million was outstanding under the financing obtained by our subsidiary Telvent China with Bank of Comunications.
     On April 11, 2007, our subsidiaries Telvent China and Telvent BBS, entered into a revolving credit facility agreement with Citibank under which they may borrow up to U.S. $1 million

(€ 0.7 million) and U.S. $ 0.7 million (€ 0.5 million), respectively. The revolving facility matures on April 11, 2008 and bears interest at the prevailing base lending rates published by the People’s Bank of China. As of June 30, 2007, € 0.7 million was outstanding under this facility.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We mitigate to some degree our risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of June 30, 2007, we had € 172.6 million of these obligations outstanding.

Forward — Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the segments in which we operate;
•	the levels of growth we anticipate in our targeted geographies;
•	our future business development, results of operations and financial condition;
•	the success of our research and development activities;
•	our ability to continue to control costs and maintain the quality of our services and solutions;
•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;
•	risks associated with the financing of “Build-Operate-Transfer” programs;
•	our ability to provide integrated IT solutions;
•	our ability to sell additional products to our existing customer base;
•	our expectations regarding information technology expenditures by our customers;
•	our ability to identify, acquire and integrate complementary businesses;
•	the trend of our customers to outsource more of their mission-critical activities;
•	our expectations regarding the payment of dividends and our future effective tax rate;
•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;
•	Abengoa’s future activities with respect to us;
•	our ability to retain senior management and other highly-skilled personnel;
•	our anticipated use of proceeds from our initial public offering;
•	our ability to increase revenues and operating margins by shifting our product mix; and
•	the importance of our alliances, joint venture partners and investments.

     We cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates, foreign exchange rates and equity prices. The primary market risk we are exposed to is exchange rate risk associated with contracts denominated in currencies other than the Euro. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities.
     Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. Our Spanish business enters into contracts in which revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     Although the forward exchange contracts are used solely as economic hedges, the Company has begun applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, only starting January 1, 2007, on contracts entered into beginning on such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value recorded directly against earnings.
     Interest Rate Risk
     We are also exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. We manage certain specific exposures using interest rate caps to limit the impact of interest rate increases.
     The following tables provide quantitative information about our foreign exchange contracts by principal currency and our outstanding interest rate contracts as of June 30, 2007 and December 31, 2006.

	As of June 30, 2007
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€1,838	€42,327	€1,662	€33,277
Brazilian Reals	—	—	176	1,990
Canadian Dollars	60	789	28	1,118
Morocco Dirhams	—	—	1	30
Jordan Dinars	29	715	22	526
Qatari Riyals	63	1,817	33	757
Japanese Yen	34	1,667	—	15
Thai Bahts	87	1,568	139	2,832
Swedish Kronor	55	5,859	1,248	21,082
Australian Dollars	4	133	—	—
Danish Kroner	—	—	1	765
Euro	32	4,532	509	4,818

	€2,202	€59,407	€3,819	€67,210

Interest rate contracts:
Interest rate caps	761	18,591	—	—

Total	€2,963	€77,998	€3,819	€67,210

	As of December 31, 2006
	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€165	€8,505	€221	€11,143
Swedish Kronor	1,062	8,691	2,349	18,827
Brazilian Reals	79	6,941	107	8,833
Canadian Dollars	767	28,372	499	18,554
Morocco Dirhams	—	—	1	30
Jordan Dinars	—	—	9	764
Japanese Yen	180	2,359	—	—
Thai Bahts	102	2,879	81	2,862
Qatari Riyals	51	1,768	2	1,072

	€2,406	59,515	3,269	62,085
Interest rate contracts:
Interest rate caps	408	19,032	—	—

Total	€2,814	78,547	3,269	62,085

     The above tables include embedded derivatives that we bifurcate from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.

     As a result of the increase in our sales abroad, we have been subject to greater exposure to fluctuations between foreign currencies and the Euro. As our non-Euro denominated revenues continue to increase as a percentage of our total revenues, we expect this trend to continue.
     Details of the terms of our short-term and long-term debt are reflected in Notes 14 and 15, respectively, of the Notes to the Consolidated Financial Statements included in our 2006 Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 30, 2007.

D. Internal Controls and Procedures
     As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 30, 2007, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.
     As of December 31, 2006, we, under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. As described in “Management’s Annual Report on Internal Control Over Financial Reporting” included in Item 15T of our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 30, 2007, during this evaluation we identified the following material weakness in our internal control over financial reporting: we have not maintained effective internal controls over the financial statement closing and reporting process in some of our foreign subsidiaries, in particular in the areas of tax and derivative accounting. Solely as a result of this material weakness, our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2006.
     Since the beginning of the year, we have been implementing enhancements to the financial closing process in order to remediate this material weakness. In particular, we have almost completed a project to elaborate, with the assistance of outside consultants, an accounting manual that will serve to improve the consistency and application of homogeneous accounting principles throughout our company. The training on this accounting manual will be delivered during the third quarter of 2007 to all our finance and accounting personnel worldwide. A two-day training session on the application of U.S. generally accepted accounting principles was held in June 2007 for all our accounting and finance personnel in Spain. We have also performed, at the corporate level, a closer and timely review of documentation reported from our more significant subsidiaries in the first and second quarter financial closing and reporting process. Finally, we have appointed newly hired experienced accounting personnel in some of our significant subsidiaries, such as Mexico and North America, as well as in our corporate consolidation and reporting department.

II. OTHER INFORMATION
A. Legal Proceedings
     Since the filing of our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 30, 2007 there has been no material changes with regard to our disclosed legal proceedings. With respect to the proceedings related to the El Toyo Project, Telvent continues to wait for a decision from the appeals court.
B. Risk Factors
     Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2006, filed with SEC on March 30, 2007. There have been no material changes from the risk factors as previously disclosed.
C. Use of Proceeds
     On March 29, 2007, we used € 0.1 million to make a guarantee deposit payment we owed under the Maexbic acquisition.
     On April 27, 2007, we used U.S. $ 4 million (€ 2.9 million) to make a payment in connection with the closing of the Caseta acquisition.

D. Submission of Matters to a Vote of Security Holders
     The following matters were voted on by the shareholders at the General Shareholders’ Meeting held on May 24, 2007:

	For	Against	Abstain
1. Examination and approval of the Annual Accounts (Balance Sheet, Statement of allocation of profit or loss, and the Notes to the Financial Statements) and the Management Report of the Company corresponding to the financial year 2006, as well as Consolidated Financial Statements in accordance with United States GAAP, for the financial year 2006.	26,182,215	32,359	508

2. Approval of the proposed distribution of Telvent’s net income for the 2006 financial year.	26,212,257	2,425	400

3. Approval of a dividend distribution out of the amounts available for distribution in the voluntary reserve.	26,212,457	2,425	200

4. Approval of the actions of the Board of Directors in the last year.	26,180,098	2,425	32,559

5. Approval of the Board of Directors’ compensation.	26,206,482	4,092	4,508

6. Reelection or appointment of Directors.	24,190,357	2,022,400	2,325

7. Reelection or appointment of the Auditor of the Company and it Consolidated Group for year 2007.	26,212,524	2,200	358

8. A proposal to grant power to the Board of Directors to correct, formalize, execute and/or legalize all documents memorializing the agreements of the shareholders at this meeting.	26,211,499	2,525	1,058

9. A proposal to approve the minutes of the meeting.	26,212,324	2,200	558

E. Exhibits

Exhibit No.	Description
4.1	Amendment to Credit Agreement effective July 31, 2007 by and between Telvent Traffic North America Inc. and LaSalle Bank National Association.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer
Date: August 30, 2007

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K:

Exhibit	Description

4.1	Amendment to Credit Agreement effective July 31, 2007 by and between Telvent Traffic North America Inc. and LaSalle Bank National Association.